FOR IMMEDIATE RELEASE	TSX/NYSE/PSE: MFC; SEHK: 0945
April 24, 2003

Manulife Financial reports 15.8 per cent return on shareholders’ equity

TORONTO – Manulife Financial Corporation reported shareholders’ net income of $336 million for the first quarter of 2003, up slightly from $335 million in 2002. The positive impacts of good business growth, particularly in the Asian and Reinsurance Divisions, tight management of expenses and favourable claims experience in Canadian Group Benefits were moderated by the negative influences of continued depressed equity markets on the Company’s wealth management businesses and a stronger Canadian dollar.

In addition, earnings this quarter were impacted by one-time costs associated with the proposed Canada Life acquisition and the first-time expensing of stock-based compensation.

First quarter earnings per share were $0.73, an increase of four per cent from the $0.70 reported last year. Return on shareholders’ equity was 15.8 per cent compared to 16.3 per cent for the same period last year.

Premiums and deposits were up four per cent to $7.9 billion for the first quarter compared to $7.6 billion in the first quarter of 2002. Excluding the impact of a strengthened Canadian dollar, first quarter premiums and deposits increased by eight per cent. Funds under management were $141.6 billion as at March 31, 2003.

“I am pleased that we were able to perform so well this quarter given the extremely challenging conditions that prevailed during the period,” said Dominic D’Alessandro, President and Chief Executive Officer of Manulife Financial. “Our diversified business base and our prudent approach to investments and risk management have been the key to our ability to deliver solid results and are why I continue to remain optimistic about our prospects for the future.”

“As a result of Manulife’s focus on cost controls and investment portfolio credit quality, we have delivered good earnings this quarter,” said Peter Rubenovitch, Executive Vice President and Chief Financial Officer. “We launched innovative new products in many of our markets, invested in several new customer service initiatives, continued to expand the size and diversification of our distribution structure, and reduced expenses despite good growth in business volumes.”

FINANCIAL PERFORMANCE

Financial Highlights
(unaudited)

	Quarterly Results
	1Q03	4Q02	1Q02

Shareholders' Net Income (C$ millions)	336	372	335
Earnings per Share (C$)	0.73	0.80	0.70
Return on Shareholders' Equity (%, annualized)	15.8	17.2	16.3
Premiums &Deposits (C$ millions)	7,881	7,390	7,595
Funds under Management (C$ billions)	141.6	146.2	146.7

Net Income

Manulife Financial Corporation reported shareholders’ net income of $336 million for the first quarter ended March 31, 2003, up slightly from $335 million in 2002 despite the impact of continued depressed equity markets on the Company’s wealth management businesses, including its effect on segregated fund guarantee reserves and fee income, and the negative impact of a strengthened Canadian dollar. In addition, the Company incurred $15 million after tax of one-time expenses related to the proposed acquisition of Canada Life, realized strong oil and gas income, and in the quarter, began expensing stock-based compensation. Earnings in the quarter were also impacted by good business growth, tight management of expenses, and favourable claims experience in Canada, partially offset by claims results in the U.S. which, while favourable, were lower than the strong experience of a year ago.

Earnings per Share and Return on Shareholders’ Equity

The first quarter earnings per share were $0.73 compared to $0.70 in 2002. For the three months ended March 31, 2003, return on shareholders’ equity was 15.8 per cent compared to 16.3 per cent for the same period in 2002.

OPERATING HIGHLIGHTS

•	Manulife continues to be a leader in product innovation, developing new products that deliver superior value to its customers. In the United States, the Company expanded and enhanced its universal life insurance product portfolio. The new Venture Survivorship VUL product offers insurance protection plus growth potential while providing innovative guarantees that protect the policy from volatile markets. In Canada, Group Benefits introduced a new product, Drug Stop Loss Pooling, which insures plan sponsors against the costs of a catastrophic drug claim by a plan member or his/her dependent.

•	Manulife Japan signed an agreement with Nikko Securities, the largest distributor of variable annuities in Japan, to market our newly developed variable annuity product, "ManuHundred GW," at their offices nationwide. ManuHundred GW features five investment accounts that customers can choose from according to their preferred style of investing and tolerance for risk. Together with recent expansion into the bank channel, these new distribution channels for variable annuities are expected to deliver strong sales results in the coming months.

•	Capitalizing on recent changes in U.S. tax laws, Manulife USA launched an Individual(k) program, becoming one of the first variable annuity providers in this market. The Individual(k) program offers owner-only businesses complete flexibility in the establishment and maintenance of an individual 401(k) plan, with the added value of access to all of the benefits of Manulife USA's variable annuities.

•	Reinsurance Division launched Avon Long Term Care Leaders, a specialized reinsurance intermediary and risk manager in the long-term care marketplace. This experienced business team has a reputation for innovative product design, stable premium development, sound and timely underwriting, and an unrivalled care coordination process. The demand for long-term health care is expected to increase significantly in the coming years as the population ages and there is increased pressure on public funding sources.

•	Manulife Financial's continued strong growth in the U.S. small business market for 401(k) pension plan products was highlighted when the Company enrolled its one-millionth plan participant this quarter. Manulife is a leader in this market, with 25,000 plans.

•	Manulife Japan implemented a nationwide reorganization of its sales office infrastructure aimed at further growing sales and expanding the recruitment of sales representatives. Thirty-two former Branch Offices were consolidated into eight new Regional Offices. In addition, 153 Sales Offices have been enlarged and redesigned, combining the operations formerly housed in 260 Sales and Sub-sales Offices. Concurrently, the number of administrative field staff was reduced significantly as part of a cost-cutting initiative.

•	As part of its plan to diversify its investment portfolio, improve investment performance and enhance its brand recognition, Manulife Japan purchased 15 office buildings nationwide. Located in 10 cities across the country, including Tokyo, the total amount of the investment was approximately ¥28 billion (C$375 million). Manulife Japan plans to rename the buildings and install its signage.

•	Manulife Financial won the International Association of Business Communicators Gold Quill Award for excellence in management of the communications related to its Indonesian operations.

Premiums and Deposits

First quarter premiums and deposits were $7.9 billion in 2003, up four per cent compared to $7.6 billion in the first quarter of 2002. Premiums and deposits increased by eight per cent after excluding the impact of a strengthened Canadian dollar. This increase was driven by sales of fixed-income and group pension products in Canada and strong growth in the 401(k) pension business in the United States, partially offset by lower U.S. variable annuity deposits as a result of weak equity markets.

Funds under Management

Funds under management decreased by three per cent to $141.6 billion as at March 31, 2003 compared to $146.7 billion as at March 31, 2002. General fund assets remained relatively unchanged at $79.1 billion from a year ago as business growth was offset by a $2.5 billion decline due to a strengthened Canadian dollar. Segregated fund assets decreased to $56.5 billion from $62.7 billion as at March 31, 2002. Strong net policyholder cash flows of 401(k) and annuity products in the U.S. and positive net segregated fund cash flows in Canada over the past 12 months were more than offset by reductions of approximately $12.3 billion as a result of lower equity markets and $3.9 billion due to a strengthened Canadian dollar.

Capital

Total capital remained relatively unchanged at $11.8 billion as at March 31, 2003 compared to March 31, 2002. The small increase was primarily the result of net income in the past 12 months offset by the repurchase of 20 million common shares for $726 million, shareholder dividends and the impact of a strengthened Canadian dollar.

Quarterly Dividend

The Board of Directors approved a quarterly shareholders’ dividend of $0.18 per share on the common shares of the Company payable on or after June 19, 2003 to shareholders of record at the close of business on May 15, 2003.

PERFORMANCE BY DIVISION

U.S. Division

	Quarterly Results
	1Q03	4Q02	1Q02

Shareholders' Net Income (C$ millions)	107	126	118
Premiums & Deposits (C$ millions)	4,699	4,372	4,788
Funds under Management (C$ billions)	70.3	74.0	76.4

•	U.S. Division's 2003 first quarter net income was $107 million, a reduction from the $118 million reported in the first quarter of 2002. Earnings in 2003 were dampened by claims experience which, while favourable, was lower than the strong claims results in the first quarter of 2002; the cumulative effect of continued equity market declines on fee income; the planned increase in costs from the start-up of the managed account and the 529 plan businesses; and by the weakened U.S. dollar. The impact of these items on earnings was mitigated by increased interest spreads, continued tight management of fixed expenses, and by improved margins and growth in core businesses.

•	Premiums and deposits for the quarter of $4.7 billion were comparable to the first quarter of 2002 despite the impact of a weakened U.S. dollar. On a U.S. dollar basis, premiums and deposits increased four per cent. Strong growth in the 401(k) pension business and universal life insurance sales, along with variable annuity sales from the new Scudder distribution arrangement, were partially offset by lower variable annuity and variable insurance deposits as a result of weak equity markets.

•	As at March 31, 2003, funds under management of $70.3 billion were eight per cent or $6.1 billion lower than a year ago. However, on a U.S. dollar basis, funds under management remained relatively unchanged as strong net policyholder cash flows over the past 12 months were offset by the impact of equity market declines.

Canadian Division

	Quarterly Results
	1Q03	4Q02	1Q02

Shareholders' Net Income (C$ millions)	94	103	93
Premiums & Deposits (C$ millions)	1,786	1,509	1,532
Funds under Management (C$ billions)	35.3	34.1	34.7

•	Canadian Division shareholders' net income of $94 million for the quarter was up marginally from the first quarter 2002 earnings of $93 million. Contributions from the 2002 Zurich Life acquisition and favourable claims experience in Group Benefits were offset by adverse claims experience in Individual Insurance and the impact of lower equity markets on the Division's wealth management businesses and its effect on segregated fund guarantee reserves and fee income.

•	Premiums and deposits were up 17 per cent to $1.8 billion in the first quarter of 2003 from $1.5 billion in the same period of 2002. This increase was driven by strong growth in the sales of Individual Wealth Management fixed-income products, excellent growth in Group Pensions' sales and the acquisition of the Zurich Life's individual insurance business in late March of 2002.

•	Funds under management increased by $567 million to $35.3 billion as at March 31, 2003 from $34.7 billion as at the same time last year. This increase reflects positive net segregated and mutual fund policyholder cash flows over the last year and good growth of fixed-income savings and insurance businesses, partially offset by the impact of lower equity markets.

Asian Division

	Quarterly Results
	1Q03	4Q02	1Q02

Shareholders' Net Income (C$ millions)	58	72	53
Premiums & Deposits (C$ millions)	747	802	691
Funds under Management (C$ billions)	11.0	11.5	8.6

•	Asian Division shareholders' net income increased by 10 per cent to $58 million in the first quarter of 2003 from $53 million in 2002. On a constant currency basis, shareholders' net income increased by 16 per cent. The increase in earnings reflected business growth across the Division, particularly in the Hong Kong, Taiwan and Indonesia operations.

•	Premiums and deposits increased by eight per cent to $747 million in the first quarter of 2003, from $691 million in 2002. Higher insurance premiums in Hong Kong and in all of the other Asian Division territories were offset by the impact of a strengthened Canadian dollar.

•	Funds under management increased by 27 per cent to $11.0 billion as at March 31, 2003 from $8.6 billion in 2002. This increase was due to business growth across the Division, particularly in the Hong Kong insurance and pension operations, an increase in institutional funds managed by Manulife Asset Management and mutual fund deposits in Indonesia over the past 12 months, partially offset by a strengthened Canadian dollar.

Japan Division

	Quarterly Results
	1Q03	4Q02	1Q02

Shareholders' Net Income (C$ millions)	25	26	30
Premiums & Deposits (C$ millions)	466	435	383
Funds under Management (C$ billions)	12.5	13.7	13.5

•	Japan Division's net income was $25 million in the first quarter of 2003, down from $30 million in the first quarter of 2002. The decrease in earnings reflected the prevailing depressed economic conditions in Japan, which has led to a decline in the size of the insurance market, lower interest rates and declining equity markets. This challenging business environment resulted in unfavourable investment performance and hindered growth in new sales.

•	Premiums and deposits increased by 22 per cent in the first quarter to $466 million compared to the same quarter of 2002, reflecting significantly higher sales of the variable annuity product, ManuSolution, generated through the new bank distribution channel.

•	Funds under management decreased by $1.0 billion to $12.5 billion as at March 31, 2003 compared to $13.5 billion as at March 31, 2002. Increases from policyholder premiums and deposits and the impact of a strengthened Japanese yen were more than offset by benefit payments and surrenders.

Reinsurance Division

	Quarterly Results
	1Q03	4Q02	1Q02

Shareholders' Net Income (C$ millions)	57	52	50
Premiums (C$ millions)	183	272	201
Funds under Management (C$ billions)	3.9	4.1	4.0

•	Reinsurance Division reported net income of $57 million in the first quarter of 2003, an increase of 14 per cent over the $50 million reported in the first quarter of 2002. All lines of business contributed favourably to the strong results, particularly Property and Casualty Reinsurance, which experienced strong business growth over the prior year.

•	Premiums of $183 million were $18 million or nine per cent lower than in the first quarter of 2002. Premium growth in the Property and Casualty Reinsurance line was more than offset by a reduction in the Life Reinsurance line due to the timing of client-reported premiums in the first quarter of 2002, and a weakened U.S. dollar.

•	General fund assets of $3.9 billion as at March 31, 2003 remained relatively unchanged from a year ago as business growth was offset by the impact of a weakened U.S. dollar.

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group operating in 15 countries and territories worldwide. Through its extensive network of employees, agents and distribution partners, Manulife Financial offers clients a diverse range of financial protection products and wealth management services. Funds under management by Manulife Financial were Cdn$141.6 billion as at March 31, 2003.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Attachments: Financial Highlights, Consolidated Statements of Operations, Consolidated Balance Sheets, Divisional Information.

Notes:

Manulife Financial Corporation will host a First Quarter Earnings Results Conference Call at 2:00 p.m. ET April 24, 2003. For local and international locations, please call (416) 641-6655 and toll free in North America please call (800) 298-3006. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. A playback of this call will be available after 4:00 p.m. ET today until midnight ET, May 1, 2003 by calling (416) 626-4100 (passcode #21135899).

The conference call will also be Webcast through Manulife Financial’s Web site at 2:00 p.m. ET. You may access the Webcast at: www.manulife.com/corporate/corporate2.nsf/public/quarterlyreports.html An archived version of the Webcast will be available later on the Web site at the same URL as above.

The First Quarter 2003 Financial Statements and Statistical Information Package are also available on the Manulife Web site at: www.manulife.com/corporate/corporate2.nsf/public/quarterlyreports.html Each of these documents may be downloaded before the Webcast begins.

Forward-Looking Statements

This news release includes Forward-Looking statements with respect to the Company, including its business operations and strategy as well as its financial performance and condition. These statements generally can be identified by the use of Forward-Looking words such as: “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or similar variations. Although management believes that the expectations reflected in such Forward-Looking statements are reasonable, such statements involve risks and uncertainties and actual results may differ materially from those expressed or implied by such Forward-Looking statements. Important factors that could cause actual results to differ materially from the Company’s expectations include among other things, general economic and market factors, including interest rates, business competition and changes in government regulations or in tax laws.

Media inquiries:	Investor Relations:
Donna Morrison	Edwina Stoate
(416) 926-5226 donna_morrison@manulife.com	1-800-795-9767 or (416) 926-3490 investor_relations@manulife.com

Financial Highlights

(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	As at and for the three months ended
	March 31
	2003	2002	% Change

Net income	$338	$334	1
Less: net income (loss) attributed to participating policyholders	2	(1)	N/A

Net income attributed to shareholders	$336	$335	--

Premiums and deposits:
Life and health insurance premiums	$2,012	$1,959	3
Annuity and pension premiums	828	561	48
Segregated fund deposits	4,481	4,567	(2)
Mutual fund deposits	346	296	17
ASO premium equivalents	214	212	1

Total premiums and deposits	$7,881	$7,595	4

Funds under management:
General fund	$79,087	$79,526	(1)
Segregated funds	56,508	62,688	(10)
Mutual funds	2,268	1,779	27
Other managed funds	3,714	2,690	38

Total funds under management	$141,577	$146,683	(3)

Capitalization:
Subordinated debt	$1,388	$1,414	(2)
Non-controlling interest in Manulife Financial Capital Trust	1,000	1,000	--
Trust preferred securities issued by subsidiaries	724	786	(8)
Equity
Participating policyholders' equity	94	99	(5)
Shareholders' equity
Common shares	597	619	(4)
Shareholders' retained earnings	8,028	7,866	2

Total capital	$11,831	$11,784	--

Selected key performance measures:
Basic earnings per share	$0.73	$0.70
Diluted earnings per share	$0.72	$0.69
Return on shareholders' equity (annualized)	15.8%	16.3%
Book value per share	$18.64	$17.58
Shares outstanding (in millions)
End of period	463	483
Weighted average - basic	463	482
Weighted average - diluted	466	486

Summary Consolidated Financial Statements

Consolidated Statements of Operations

(Canadian $ in millions except per share data, unaudited)	For the three months ended
	March 31
	2003	2002

Revenue
Premium income	$2,840	$2,520
Investment income	1,085	1,117
Other revenue	361	377

Total revenue	$4,286	$4,014

Policy benefits and expenses
To policyholders and beneficiaries
Death and disability benefits	$781	$741
Maturity and surrender benefits	913	1,186
Annuity payments	317	320
Policyholder dividends and experience rating refunds	212	209
Net transfers to segregated funds	101	435
Change in actuarial liabilities	479	(329)
General expenses	634	613
Commissions	308	304
Interest expense	62	54
Premium taxes	29	28
Non-controlling interest in subsidiaries	19	19
Trust preferred securities issued by subsidiaries	16	17

Total policy benefits and expenses	$3,871	$3,597

Income before income taxes	$415	$417
Income taxes	(77)	(83)

Net income	$338	$334
Less: net income (loss) attributed to participating policyholders	2	(1)

Net income attributed to shareholders	$336	$335

Basic earnings per share	$0.73	$0.70
Diluted earnings per share	$0.72	$0.69

Consolidated Balance Sheets

(Canadian $ in millions, unaudited)

	As at March 31
Assets	2003	2002

Invested assets
Bonds	$44,584	$46,997
Mortgages	9,396	8,303
Stocks	6,940	6,994
Real estate	3,807	3,365
Policy loans	4,773	4,779
Cash and short-term investments	5,112	4,427
Other investments	1,198	737

Total invested assets	$75,810	$75,602

Other assets
Accrued investment income	925	975
Outstanding premiums	487	535
Goodwill	597	590
Miscellaneous	1,268	1,824

Total other assets	$3,277	$3,924

Total assets	$79,087	$79,526

Segregated fund net assets	$56,508	$62,688

Liabilities and equity

Actuarial liabilities	$54,335	$54,804
Benefits payable and provision for unreported claims	2,511	2,479
Policyholder amounts on deposit	2,677	2,665
Deferred realized net gains	3,364	3,456
Banking deposits	1,766	942
Other liabilities	2,546	3,327

	$67,199	$67,673
Subordinated debt	1,388	1,414
Non-controlling interest in subsidiaries	1,057	1,069
Trust preferred securities issued by subsidiaries	724	786
Equity
Participating policyholders' equity	94	99
Shareholders' equity
Common shares	597	619
Shareholders' retained earnings	8,028	7,866

Total equity	$8,719	$8,584

Total liabilities and equity	$79,087	$79,526

Segregated fund net liabilities	$56,508	$62,688

Notes to Summary Consolidated Financial Statements

(Canadian $ in millions, unaudited)

Note 1: Divisional Information

	For the three months ended March 31, 2003
	U.S.	Canadian	Asian	Japan	Reinsurance	Corporate
Premiums and deposits	Division	Division	Division	Division	Division	and Other	Total

General fund premiums	$1,051	$879	$385	$342	$183	$--	$2,840
Segregated fund deposits	3,648	466	243	124	--	--	4,481
Mutual fund deposits	--	227	119	--	--	--	346
ASO premium equivalents	--	214	--	--	--	--	214

Total	$4,699	$1,786	$747	$466	$183	$--	$7,881

Net income (loss)	$107	$94	$60	$25	$57	$(5)	$338

Funds under management	As at March 31, 2003

General fund	$25,154	$25,613	$6,128	$11,806	$3,923	$6,463	$79,087
Segregated funds	45,110	8,305	2,426	667	--	--	56,508
Mutual funds	--	1,352	916	--	--	--	2,268
Other managed funds	--	--	1,497	--	--	2,217	3,714

Total	$70,264	$35,270	$10,967	$12,473	$3,923	$8,680	$141,577

	For the three months ended March 31, 2002
	U.S.	Canadian	Asian	Japan	Reinsurance	Corporate
Premiums and deposits	Division	Division	Division	Division	Division	and Other	Total

General fund premiums	$867	$743	$340	$369	$201	$--	$2,520
Segregated fund deposits	3,921	375	257	14	--	--	4,567
Mutual fund deposits	--	202	94	--	--	--	296
ASO premium equivalents	--	212	--	--	--	--	212

Total	$4,788	$1,532	$691	$383	$201	$--	$7,595

Net income (loss)	$118	$92	$53	$30	$50	$(9)	$334

Funds under management	As at March 31, 2002

General fund	$25,784	$23,760	$5,490	$13,046	$4,033	$7,413	$79,526
Segregated funds	50,608	9,597	2,069	414	--	--	62,688
Mutual funds	--	1,346	433	--	--	--	1,779
Other managed funds	--	--	624	--	--	2,066	2,690

Total	$76,392	$34,703	$8,616	$13,460	$4,033	$9,479	$146,683

Note 2: Comparatives

Certain comparative amounts have been reclassified to conform with the current period's presentation.